UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 12, 2006

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d) New Director

On October 12, 2006, the Board of Directors of The Dow Chemical Company (the "Company") elected John B. Hess Director of the Company.

At the present time, Mr. Hess has not been named to any Board committees.

There is no arrangement or understanding between Mr. Hess and any other person pursuant to which Mr. Hess was elected as a Director of the Company. There are no transactions in which Mr. Hess has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 13, 2006   THE DOW CHEMICAL COMPANY

                             By: /S/ WILLIAM H. WEIDEMAN
                                  Name: William H.
Weideman

                             Title: Vice President and
                                    Controller